Management’s Discussion and Analysis EXHIBIT 99.1

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2025, our 2024 annual consolidated financial statements and our 2024 annual management’s discussion and analysis. This management's discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2025 outlook, our 2026 financial framework and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of November 3, 2025, unless otherwise indicated.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary - an overview of our business and key financial highlights	2
•	Results of Operations - a comparison of our current and prior-year period results	4
•	Liquidity and Capital Resources - a discussion of our cash flow and debt	11
•	Outlook – our 2025 financial outlook and 2026 financial framework, including material assumptions and material risks	18
•	Related Party Transactions - a discussion of transactions with our principal and controlling shareholder, Woodbridge (together with its affiliates), and other related parties	20
•	Changes in Accounting Policies - a discussion of changes in our accounting policies	20
•	Critical Accounting Estimates and Judgments - a discussion of critical estimates and judgments made by our management in applying accounting policies	20
•	Additional Information - other required disclosures	21
•	Appendix - supplemental information	22

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Other than earnings per share, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

term	Definition
AI	Artificial Intelligence
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
bp	Basis points - one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EBITDA	Earnings before interest, tax, depreciation and amortization
EPS	Earnings per share
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically

A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

ROIC

Return on invested capital. A non-IFRS measure that is computed as adjusted operating profit (operating profit excluding amortization of acquired intangible assets attributable to other identifiable intangible assets and acquired computer software, other operating gains and losses, and fair value adjustments) less net taxes paid expressed as a percentage of the average adjusted invested capital during the period

SEC	U.S. Securities and Exchange Commission
TSX	Toronto Stock Exchange
Woodbridge	The Woodbridge Company Limited, our principal and controlling shareholder
$ and US$	U.S. dollars
C$	Canadian dollars

Executive Summary

Our company

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, audit, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

We derive most of our revenues from selling information and software solutions, predominantly on a recurring subscription basis. Our solutions blend deep domain knowledge with AI-powered software and analytic tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized as five reportable segments reflecting how we manage our businesses.

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Legal Professionals

Serves law firms and governments with research and workflow products powered by leading-edge technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven products, powered by leading-edge technologies, including generative AI, and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products powered by leading-edge technologies, including generative AI.

Reuters News

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Global Print

Provides legal and tax information primarily in print format to customers around the world and provides commercial printing services to a wide range of book publishers.

Third Quarter 2025 Revenues

We refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience, and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also report “Corporate costs”, which includes expenses for centrally managed functions such as finance, legal and human resources. These costs are not allocated to the segments and are included in consolidated adjusted EBITDA.

Financial Highlights

Solid revenue momentum continued in the third quarter as our total revenues increased 3% and included a 4% negative impact from net acquisitions and disposals, primarily due to the sale of FindLaw in December 2024. Foreign currency had no significant impact on revenue growth.

On an organic basis, our total revenues grew 7%, which reflected 9% growth in recurring revenues, 4% growth in transactions revenues, and a 4% decline in Global Print. Our "Big 3" segments, which comprised 82% of total revenues, grew 9% on an organic basis reflecting 9% growth in recurring revenues and 8% growth in transactions revenues.

Our operating profit increased 43% primarily due to an other operating gain on the sale of our remaining minority equity interest in the Elite business as well as higher revenues, partly offset by higher amortization of computer software. Adjusted EBITDA, which excludes other operating gains and amortization of computer software, as well as other adjustments, increased 10% and the related margin increased to 37.7% from 35.3% in the prior-year period, primarily due to higher operating leverage. Foreign currency benefited the year-over-year change in adjusted EBITDA margin by 20bp. Our "Big 3" segments adjusted EBITDA increased 9% and the related margin increased to 41.7% from 39.5% in the prior-year period. Segment adjusted EBITDA for our Reuters News segment increased 1% and the related margin declined to 19.9% from 20.4% in the prior-year period. Our Global Print segment adjusted EBITDA increased 8% and the related margin increased 400bp to 37.1% from 33.1% in the prior-year period.

In November 2025, we reaffirmed all measures included in our 2025 full-year outlook, which was last updated on August 6, 2025 to reflect lower depreciation and amortization of computer software and net interest expense. Our total revenue growth and organic revenue growth are trending towards the lower-end of the 3.0% to 3.5% and 7.0% to 7.5% ranges, respectively. The organic revenue growth outlook for our "Big 3" segments remains at approximately 9%.

We updated our full-year 2026 financial framework provided on February 6, 2025. We now expect adjusted EBITDA margin expansion of approximately 100bp, up from the prior view of 50bp or more, and also expect free cash flow of approximately $2.1 billion, which is the high end of the prior $2.0 to $2.1 billion range. All other metrics were unchanged from those announced on February 6, 2025. Refer to the “Outlook” section of this management’s discussion and analysis for further information.

Our capital capacity and liquidity remain a key asset to support further acquisitions and returns to shareholders. In the third quarter, we generated net cash flows from operating activities of $704 million and free cash flow of $526 million. We acquired Additive AI, Inc. (Additive), a U.S. based specialist in AI-powered tax document processing for tax and accounting professionals, repurchased 3.9 million of our common shares for $670 million under our August 2025 plan to repurchase up to $1.0 billion of our common shares, and returned $260 million in dividends to our common shareholders. In late October 2025, we completed our share repurchase program. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in our Tax & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Consolidated results

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts)	2025	2024	Total	Constant Currency	2025	2024	Total	Constant Currency
IFRS Financial Measures
Revenues	1,782	1,724	3%		5,467	5,349	2%
Operating profit	593	415	43%		1,592	1,387	15%
Diluted EPS	$0.94	$0.67	40%		$2.59	$3.59	(28%)
Non-IFRS Financial Measures
Revenue growth in constant currency				3%				2%
Organic revenue growth				7%				7%
Adjusted EBITDA	672	609	10%	9%	2,159	2,061	5%	4%
Adjusted EBITDA margin	37.7%	35.3%	240bp	220bp	39.3%	38.5%	80bp	70bp
Adjusted EBITDA less accrued capital expenditures	507	454	12%		1,699	1,624	5%
Adjusted EBITDA less accrued capital expenditures margin	28.4%	26.2%	220bp		31.0%	30.3%	70bp
Adjusted EPS	$0.85	$0.80	6%	5%	$2.85	$2.76	3%	3%
“Big 3” Segments
Revenues	1,457	1,403	4%	4%	4,509	4,378	3%	3%
Organic revenue growth				9%				9%
Adjusted EBITDA	606	555	9%	8%	1,986	1,852	7%	7%
Adjusted EBITDA margin	41.7%	39.5%	220bp	180bp	43.9%	42.3%	160bp	120bp

Revenues

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency	Organic	2025	2024	Total	Constant Currency	Organic
Recurring revenues	1,487	1,442	3%	3%	9%	4,401	4,288	3%	3%	9%
Transactions revenues	171	154	12%	11%	4%	712	686	4%	4%	3%
Global Print revenues	124	128	(4%)	(4%)	(4%)	354	375	(6%)	(5%)	(5%)
Revenues	1,782	1,724	3%	3%	7%	5,467	5,349	2%	2%	7%

Revenues in the third quarter increased 3% in total as a 3% increase in recurring revenues (83% of total revenues) and 12% growth in transactions revenues were partly offset by a 4% decline in Global Print revenues. Net acquisitions and disposals had a 4% negative impact on revenue growth primarily due to the sale of FindLaw in December 2024, which was partly offset by additional revenues from the acquisition of SafeSend in January 2025. Foreign currency had no significant impact on revenue growth.

On an organic basis, revenues increased 7% reflecting 9% growth in recurring revenues, 4% growth in transactions revenues and a 4% decline in Global Print revenues. Revenues from the “Big 3" segments (82% of total revenues) increased 9% on an organic basis due to 9% growth in recurring revenues and 8% growth in transactions revenues.

Revenues in the nine-month period increased 2% in total as a 3% increase in recurring revenues (81% of total revenues) and 4% growth in transactions revenues were partly offset by a 6% decline in Global Print revenues. Net acquisitions and disposals had an approximately 4% negative impact on revenue growth reflecting the same factors as the third quarter described above. Foreign currency had no significant impact on revenue growth.

On an organic basis, revenues increased 7% reflecting 9% growth in recurring revenues, 3% growth in transactions revenues and a 5% decline in Global Print revenues. Revenues from the “Big 3" segments (82% of total revenues) increased 9% on an organic basis due to 9% growth in both recurring and transactions revenues.

In both periods, the U.S. dollar weakened against the pound sterling and the Euro, but strengthened against the Argentine peso compared to the prior-year periods. Additionally, in the nine-month period, the U.S dollar strengthened against the Brazilian real. Overall, net changes in foreign exchange rates did not have a significant impact on our revenue growth.

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit increased 43% in the third quarter primarily due to an other operating gain on the sale of our remaining minority equity interest in the Elite business, as well as higher revenues, partly offset by higher amortization of computer software. In the nine-month period, operating profit increased 15% reflecting the other operating gain on the sale of our remaining minority equity interest in the Elite business in the current-year period compared to other operating losses in the prior-year period. Higher revenues also contributed to growth. These items were partly offset by higher operating expenses and amortization of computer software.

In the third quarter, adjusted EBITDA, which excludes other operating gains and losses, amortization of computer software, as well as other adjustments, increased 10% and the related margin increased to 37.7% from 35.3% in the prior-year period. In the nine-month period, adjusted EBITDA increased 5% and the related margin increased to 39.3% from 38.5% in the prior-year period. In both periods, the increase in margins reflected higher operating leverage. Foreign currency contributed 20bp and 10bp to the year-over-year change in the adjusted EBITDA margin in the third quarter and nine-month period, respectively.

In the third quarter, adjusted EBITDA increased 9% for our "Big 3" segments, 1% for Reuters News and 8% for Global Print. In the nine-month period, adjusted EBITDA increased 7% for our "Big 3" segments, but declined 17% for Reuters News and 2% for Global Print.

In both periods, adjusted EBITDA less accrued capital expenditures and the related margin increased as the same factors that impacted the growth in adjusted EBITDA were partly offset by higher accrued capital expenditures.

Operating expenses

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency	2025	2024	Total	Constant Currency
Operating expenses	1,115	1,117	-	-	3,347	3,288	2%	2%
Remove fair value adjustments(1)	(5)	-			(19)	8
Operating expenses, excluding fair value adjustments	1,110	1,117	(1%)	-	3,328	3,296	1%	2%

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

In the third quarter, operating expenses, excluding fair value adjustments, slightly decreased in total and were essentially unchanged in constant currency. In the nine-month period, operating expenses, excluding fair value adjustments, increased in total and on a constant currency basis, primarily due to higher technology, compensation-related and other costs in our business, offset, in part, by lower costs due to the impact of net disposals, mainly related to FindLaw.

Depreciation and amortization

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	Change	2025	2024	Change
Depreciation	28	30	(4%)	83	87	(5%)
Amortization of computer software
Internally developed	130	117	10%	381	349	9%
Acquisition-related	52	34	58%	153	109	40%
Total amortization of computer software	182	151	20%	534	458	17%
Amortization of other identifiable intangible assets	24	21	13%	73	69	5%

•
Depreciation decreased in both periods primarily due to assets acquired in previous years becoming fully depreciated.
•
Total amortization of computer software increased in both periods due to acquisitions and product development.
•
Amortization of other identifiable intangible assets increased in both periods, primarily due to higher expenses associated with recent acquisitions, partly offset by assets acquired in previous years becoming fully amortized.

Other operating gains (losses), net

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Other operating gains (losses), net	160	10	162	(60)

Other operating gains net, were $160 million and $162 million in the third quarter and nine-month period of 2025, respectively. Both periods included a gain of $161 million on the sale of our remaining interest in the Elite business, an equity method investment.

Other operating gains, net, were $10 million in the third quarter of 2024. Other operating losses, net, were $60 million in the nine-month period of 2024 and included an impairment of an equity method investment, which reflected a decline in the value of our commercial real estate holding, acquisition-related deal costs and costs related to a legal provision.

Net interest expense

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	Change	2025	2024	Change
Net interest expense	38	21	82%	103	97	6%

Net interest expense increased in both periods primarily due to lower interest income resulting from lower cash balances which more than offset the favorable impact from the repayment of various borrowings with cash on hand. We repaid our $242 million, 3.85% notes in 2024, and our C$1.4 billion (U.S. $1.0 billion) 2.239% notes in May 2025.

Other finance (income) costs

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Other finance (income) costs	(7)	32	51	8

In both periods of 2025 as well as the third quarter of 2024, other finance (income) costs primarily included net foreign exchange gains or losses on intercompany funding arrangements. Other finance costs in the nine-month period of 2024 were not significant as net foreign exchange losses in the third quarter offset net foreign exchange gains earlier in the year. In 2025, the foreign exchange gains in the third quarter and foreign exchange losses in the nine-month period primarily related to the strengthening or weakening of the U.S. dollar on Canadian denominated arrangements during each period, respectively.

Share of post-tax (losses) earnings in equity method investments

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Share of post-tax (losses) earnings in equity method investments	(13)	(8)	(23)	45

Share of post-tax losses in equity method investments were not significant in the third quarter and nine-month period of 2025. The nine-month period of 2024 reflected our share of post-tax earnings from our investment in York Parent Limited and its subsidiaries (YPL). In May 2024, we sold our remaining LSEG shares that we had indirectly owned through YPL.

Our share of post-tax earnings in our YPL investment in the nine-month period of 2024 was comprised of the following items:

Nine months ended September 30,
(millions of U.S. dollars)	2024
Decrease in LSEG share price	(86)
Foreign exchange losses on LSEG shares	(3)
Dividend income	6
Gain from call options	22
Historical excluded equity adjustment(1)	129
YPL - Share of post-tax earnings in equity method investments	68

(1)
Represents income from the recognition of the remaining cumulative impact of equity transactions that were excluded from our investment in YPL.

Tax expense (benefit)

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Tax expense (benefit)	121	77	265	(258)

Tax expense was $121 million and $265 million in the third quarter and nine-month period of 2025, respectively. Tax expense was $77 million in the third quarter of 2024. We recorded a $258 million net tax benefit in the nine-month period of 2024 due to a $468 million benefit from the recognition of a deferred tax asset relating to tax legislation enacted in Canada. The legislation reduced our ability to deduct interest expense against our Canadian taxable income, thereby increasing Canadian taxable profits such that we expect to utilize tax loss carryforwards and other tax attributes, which we had not previously recognized as a deferred tax asset.

Additionally, in January 2024, we began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which we operate. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. We recorded $2 million (2024 - $2 million) and $5 million (2024 - $9 million) in top-up tax expense in the third quarter and nine-month period of 2025, respectively, which was attributable to our earnings in Switzerland.

Tax expense or benefit in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

The comparability of our tax expense (benefit) was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense (benefit) that impact comparability from period to period:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
(Benefit) expense
Tax items impacting comparability:
Recognition of deferred tax assets(1)	-	-	-	(468)
Discrete changes to uncertain tax positions(2)	-	-	-	(15)
Deferred tax adjustments(3)	11	(2)	(9)	-
Subtotal	11	(2)	(9)	(483)
Tax related to:
Amortization of acquired computer software	(13)	(7)	(37)	(24)
Amortization of other identifiable intangible assets	(6)	(5)	(17)	(16)
Other operating gains (losses), net	39	3	39	(9)
Other finance costs	-	-	(4)	(8)
Share of post-tax (losses) earnings in equity method investments	(3)	4	(5)	11
Other items	(1)	-	(6)	1
Subtotal	16	(5)	(30)	(45)
Total	27	(7)	(39)	(528)

(1)
In 2024, relates to tax legislation enacted in Canada during that year, as described above.
(2)
In 2024, relates to the release of tax reserves that are no longer required due to the settlement of a tax dispute.
(3)
Relates primarily to adjustments resulting from foreign exchange movements where functional currencies differ from those used for local tax filings.

The items described above impact the comparability of our tax expense or benefit for each period, therefore, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Tax expense (benefit)	121	77	265	(258)
Remove: Items from above impacting comparability	(27)	7	39	528
Other adjustment:
Interim period effective tax rate normalization(1)	(2)	(3)	2	7
Total tax expense on adjusted earnings	92	81	306	277

(1) Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

We plan to transfer certain technology assets between our wholly owned subsidiaries to consolidate the ownership and management of these assets. We expect to record tax charges of approximately $50 million upon the completion of these transactions in the fourth quarter of 2025, which we will exclude from the computation of adjusted earnings and adjusted EPS.

On July 4, 2025, the U.S. enacted tax reform legislation as part of the One Big Beautiful Bill Act (OBBBA). The OBBBA leaves the U.S. corporate tax rate unchanged at 21%. In addition, the OBBBA extends or revises key provisions of the Tax Cuts and Jobs Act enacted in 2017, which were set to expire or change at the end of 2025.

Based on our preliminary interpretation of the OBBBA, the tax reforms introduced are not expected to have a material impact on our consolidated financial statements. However, given the complexity of tax laws, related regulations, and evolving interpretations, our estimates may require revision as additional information becomes available regarding the application of the OBBBA provisions.

Results of discontinued operations

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
(Loss) earnings from discontinued operations, net of tax	(5)	24	20	35

In each period, earnings or loss from discontinued operations, net of tax, were primarily comprised of earnings or losses arising on a receivable balance from LSEG relating to a tax indemnity. The earnings or losses were due to changes in foreign exchange and interest rates. The nine-month period of 2024 also included benefits from the release of reserves that are no longer required due to settlements of tax disputes.

Net earnings, diluted EPS, adjusted earnings and adjusted EPS

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts)	2025	2024	Total	Constant Currency	2025	2024	Total	Constant Currency
IFRS Financial Measures
Net earnings	423	301	40%		1,170	1,620	(28%)
Diluted EPS	$0.94	$0.67	40%		$2.59	$3.59	(28%)
Non-IFRS Financial Measures(1)
Adjusted earnings	383	359	7%		1,283	1,247	3%
Adjusted EPS	$0.85	$0.80	6%	5%	$2.85	$2.76	3%	3%

(1)
Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Net earnings and diluted EPS increased in the third quarter primarily due to higher operating profit, which included an other operating gain on the sale of our remaining minority equity interest in the Elite business. Net earnings and diluted EPS decreased in the nine-month period primarily because the prior-year period included a $468 million or $1.04 per share non-cash tax benefit related to tax legislation enacted in Canada, which more than offset the other operating gain on sale of our equity interest in Elite in the current-year period.

Adjusted EPS, which excludes other operating gains and losses, the non-cash tax benefit, as well as other adjustments, increased in both periods, primarily due to higher adjusted EBITDA, partly offset by higher interest and income tax expense as well as higher amortization of internally developed software.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and nine months ended September 30, 2025. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency	Organic	2025	2024	Total	Constant Currency	Organic
Recurring revenues	709	721	(2%)	(2%)	9%	2,073	2,121	(2%)	(2%)	9%
Transactions revenues	19	24	(21%)	(22%)	3%	57	72	(21%)	(22%)	(3%)
Revenues	728	745	(2%)	(2%)	9%	2,130	2,193	(3%)	(3%)	8%
Segment adjusted EBITDA	354	334	6%	5%		1,029	1,003	3%	2%
Segment adjusted EBITDA margin	48.7%	44.9%	380bp	330bp		48.3%	45.7%	260bp	210bp

Revenues decreased in total and in constant currency in both periods due to the disposal of FindLaw in December of 2024. On an organic basis, revenues increased 9% in the third quarter driven by 9% growth in recurring revenues (97% of the Legal Professionals segment revenues in the quarter) led by Westlaw, CoCounsel, CoCounsel Drafting, Practical Law and the segment’s international businesses. Transactions revenues increased 3% organically in the third quarter. In the nine-month period, organic revenue growth of 8% was due to 9% organic revenue growth in recurring revenues driven substantially by the same products as in the third quarter. Transactions revenues declined 3% organically.

Segment adjusted EBITDA increased 6% in the third quarter and 3% in the nine-month period. The related margins increased 380bp to 48.7% in the third quarter and 260bp to 48.3% in the nine-month period primarily reflecting higher operating leverage due in part from the disposal of the FindLaw business. Foreign currency also benefited the year-over-year change in segment adjusted EBITDA margin by 50bp in both periods.

Corporates

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency	Organic	2025	2024	Total	Constant Currency	Organic
Recurring revenues	423	390	8%	8%	9%	1,236	1,142	8%	8%	10%
Transactions revenues	55	47	18%	19%	5%	255	244	5%	5%	5%
Revenues	478	437	10%	9%	9%	1,491	1,386	8%	8%	9%
Segment adjusted EBITDA	174	162	8%	7%		556	518	7%	7%
Segment adjusted EBITDA margin	36.5%	36.8%	(30)bp	(50)bp		37.3%	37.2%	10bp	(10)bp

Revenues increased in total and in constant currency in both periods. On an organic basis, revenues increased 9% in both periods driven by 9% growth in recurring revenues in the third quarter (89% of the Corporates segment revenues in the quarter) and 10% growth in recurring revenues in the nine-month period. Organic recurring revenue growth was led by Indirect Tax, Direct Tax, Pagero, Practical Law and the segment’s international businesses. Transactions revenues increased 5% on an organic basis in both periods driven by Pagero, Indirect Tax, Confirmation and Global Trade.

Segment adjusted EBITDA increased 8% in the third quarter and 7% in the nine-month period driven by higher revenues. The related margin decreased 30bp to 36.5% in the third quarter and increased 10bp to 37.3% in the nine-month period. In both periods, foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp.

Tax & Accounting Professionals

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency	Organic	2025	2024	Total	Constant Currency	Organic
Recurring revenues	183	170	7%	9%	9%	580	548	6%	9%	9%
Transactions revenues	68	51	35%	36%	12%	308	251	23%	23%	14%
Revenues	251	221	13%	15%	10%	888	799	11%	13%	11%
Segment adjusted EBITDA	78	59	32%	33%		401	331	21%	22%
Segment adjusted EBITDA margin	31.2%	26.8%	440bp	410bp		44.2%	41.5%	270bp	230bp

Revenues increased in total and in constant currency in both periods, which included the acquisition impact of SafeSend within transactions revenues. On an organic basis, revenues increased 10% in the third quarter (73% of the Tax & Accounting Professionals segment revenues in the quarter) and 11% in the nine-month period. Organic revenue growth in both periods reflected 9% growth in recurring revenues driven by the segment’s Latin America business and its tax and audit products. Transactions organic revenue growth was 12% in the third quarter and 14% in the nine-month period driven primarily by SafeSend, UltraTax and Confirmation, and the segment's international businesses. The nine-month period also included strong growth from SurePrep.

Segment adjusted EBITDA increased 32% and the related margin increased 440bp to 31.2% in the third quarter. In the nine-month period, segment adjusted EBITDA increased 21% and the related margin increased 270bp to 44.2%. Both periods primarily reflected operating leverage on higher revenue growth. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp and 40bp in the third quarter and nine-month period, respectively.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency	Organic	2025	2024	Total	Constant Currency	Organic
Recurring revenues	178	167	7%	7%	6%	529	495	7%	7%	6%
Transactions revenues	29	32	(11%)	(13%)	(14%)	92	119	(23%)	(24%)	(25%)
Revenues	207	199	4%	4%	3%	621	614	1%	1%	-
Segment adjusted EBITDA	42	40	1%	2%		126	151	(17%)	(17%)
Segment adjusted EBITDA margin	19.9%	20.4%	(50)bp	(30)bp		20.2%	24.6%	(440)bp	(440)bp

Revenues increased in total, in constant currency, and on an organic basis in the third quarter primarily due to higher Agency revenues and a contractual price increase from our news agreement with the Data & Analytics business of LSEG. In the nine-month period, revenues increased slightly in total and in constant currency. On an organic basis, revenues were essentially unchanged as higher Professional and Agency revenues and the contractual price increase from our news agreement with the Data & Analytics business of LSEG were offset by generative AI related content licensing revenue included in the prior-year period that was largely transactional in nature.

Reuters News and the Data & Analytics business of LSEG have an agreement pursuant to which Reuters News supplies news and information services to LSEG through October 1, 2048. In the first nine months of 2025, Reuters News recorded revenues of $298 million under this agreement, compared to $288 million in the prior-year period.

Segment adjusted EBITDA increased 1% and the related margin decreased 50bp to 19.9% in the third quarter. In the nine-month period, segment adjusted EBITDA decreased 17% and the related margin decreased 440bp to 20.2% primarily due to higher editorial costs and investments as well as lower transactions revenues. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 20bp in the third quarter, but had no impact on the year-over-year change in the nine-month period.

Global Print

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2025	2024	Total	Constant Currency	Organic	2025	2024	Total	Constant Currency	Organic
Revenues	124	128	(4%)	(4%)	(4%)	354	375	(6%)	(5%)	(5%)
Segment adjusted EBITDA	46	43	8%	6%		131	133	(2%)	(2%)
Segment adjusted EBITDA margin	37.1%	33.1%	400bp	330bp		37.0%	35.5%	150bp	110bp

Revenues decreased in total, in constant currency, and on an organic basis in both periods driven by lower shipment volumes. The nine-month period also reflected lower segment revenues due to the 2024 migration of customers from Global Print to Westlaw.

Segment adjusted EBITDA increased 8% and the related margin increased 400bp to 37.1% in the third quarter. Segment adjusted EBITDA decreased 2%, however the related margin increased 150bp to 37.0% in the nine-month period. In both periods, the increase in margins reflected lower costs which more than offset the impact from lower revenues. The margins also reflected a favorable impact from foreign currency, which benefited the year-over-year change in segment adjusted EBITDA margin by 70bp and 40bp in the third quarter and nine-month period, respectively.

Corporate costs

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Corporate costs	22	29	84	75

Corporate costs decreased in the third quarter reflecting lower expenses across several corporate activities. In the nine-month period, corporate costs increased primarily due to a corporate charge that is not expected to repeat.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, issue debt securities and borrow under our credit facility. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

In the first nine months of 2025, we acquired cPaperless, LLC (SafeSend), for approximately $600 million. SafeSend is a U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery. In September 2025, we acquired Additive, a U.S. based specialist in AI-powered tax document processing for tax and accounting professionals. Additive’s GenAI-native platform ingests and parses complex U.S. federal tax forms, including schedule K-1, during tax preparation. We repaid our C$1.4 billion (U.S. $1.0 billion) 2.239% notes in May 2025 upon maturity with cash on hand. In August 2025, we announced our intention to repurchase up to $1.0 billion of our common shares under a new NCIB that was approved by the TSX. We completed this program in late October 2025. Refer to the “Share repurchases – NCIB" subsection below for additional information.

Our capital strategy approach has provided us with a strong capital structure and liquidity position, which enables us to pursue organic and inorganic opportunities in key growth segments and drive shareholder returns. Our disciplined approach and highly recurring cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. Our maximum leverage ratio is 2.5x net debt to adjusted EBITDA. We continue to target (i) a payout of 50% to 60% of our expected free cash flow as dividends to our shareholders (ii) a return of at least 75% of our annual free cash flow to our shareholders in the form of dividends and share repurchases; and (iii) a ROIC that is double or more of our weighted-average cost of capital over time.

As of September 30, 2025, we had $0.6 billion of cash and cash equivalents, and a net debt to adjusted EBITDA leverage ratio of 0.6:1, below our maximum leverage ratio of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio as of September 30, 2025 was 0.5:1, which is also below the maximum leverage ratio allowed under the credit facility of 4.5:1. Our next scheduled debt repayment is in May 2026, when our $500 million 3.35% notes are due to mature.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2025	2024	$ Change	2025	2024	$ Change
Net cash provided by operating activities	704	756	(52)	1,895	1,893	2
Net cash (used in) provided by investing activities	(141)	(206)	65	(1,079)	749	(1,828)
Net cash used in financing activities	(607)	(492)	(115)	(2,170)	(2,207)	37
Translation adjustments	(2)	3	(5)	4	(2)	6
(Decrease) increase in cash and cash equivalents	(46)	61	(107)	(1,350)	433	(1,783)
Cash and cash equivalents at beginning of period	664	1,670	(1,006)	1,968	1,298	670
Cash and cash equivalents at end of period	618	1,731	(1,113)	618	1,731	(1,113)
Non-IFRS Financial Measure(1)
Free cash flow	526	591	(65)	1,369	1,403	(34)

(1)
Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Net cash provided by operating activities decreased by $52 million in the third quarter and was essentially unchanged in the nine-month period. In both periods, the cash benefits from higher operating profit were offset by certain changes in working capital.

Investing activities. Net cash used in investing activities of $141 million and $1,079 million in the third quarter and nine-month period of 2025, respectively, primarily included $162 million and $476 million of capital expenditures and $193 million and $823 million of acquisition spend, which included Additive in September 2025 and SafeSend in January 2025. Net cash used in investing activities was partly offset by $247 million and $252 million in proceeds related to disposals of businesses and investments, predominately from the sale of our remaining minority equity interest in the Elite business.

In the third quarter of 2024, net cash used in investing activities of $206 million, primarily included $149 million of capital expenditures and $65 million of taxes paid on LSEG share sales. In the nine-month period of 2024, net cash provided by investing activities of $749 million, included $1,854 million of proceeds from the sale of 16.0 million LSEG shares, of which $24 million related to proceeds from the settlement of foreign exchange contracts. These inflows were partly offset by $202 million of tax payments associated with the LSEG share sales as well as sales of certain businesses, capital expenditures of $446 million and acquisition spend of $492 million, primarily related to the purchase of Pagero and World Business Media.

Financing activities. Net cash used in financing activities of $607 million in the third quarter reflected $670 million of share repurchases and $260 million of dividend payments to our common shareholders, which were partly offset by $339 million of net borrowings under our commercial paper program. In the nine-month period, net cash used in financing activities of $2,170 million included $779 million of dividend payments to our common shareholders, $670 million of share repurchases and the repayment of our C$1.4 billion (U.S. $1.0 billion) 2.239% notes upon maturity. These outflows were partly offset by $339 million of net borrowings under our commercial paper program.

Net cash used in financing activities of $492 million in the third quarter primarily included $242 million of debt repayments and $236 million of dividend payments to our common shareholders. Net cash used in financing activities of $2,207 million in the nine-month period of 2024 primarily included $708 million of dividend payments to our common shareholders, $639 million of share repurchases, $384 million for the purchase of shares from Pagero’s minority shareholders, $139 million of net repayments under our commercial paper program and $290 million of debt repayments. Debt repayments included $48 million for the repayment of Pagero’s outstanding debt.

Refer to the “Commercial paper program”, "Long-term debt", “Dividends” and “Share repurchases– NCIB” subsections below for additional information.

Cash and cash equivalents. Cash and cash equivalents as of September 30, 2025 were lower by $1.4 billion compared to December 31, 2024 primarily due to the repayment of our C$1.4 billion (U.S. $1.0 billion) 2.239% notes upon maturity and the acquisition of SafeSend.

Of total cash and cash equivalents, $139 million and $115 million as of September 30, 2025 and December 31, 2024, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by our company.

Free cash flow. Free cash flow decreased by $65 million in the third quarter due to lower net cash provided by operating activities as well as higher capital expenditures. Free cash flow decreased $34 million in the nine-month period primarily due to higher capital expenditures as cash flows from operating activities were essentially unchanged.

Additional information about our debt and credit arrangements, dividends and share repurchases is as follows:

•
Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $339 million is included in “Current indebtedness” within the consolidated statement of financial position as of September 30, 2025 (December 31, 2024 - nil). Issuances of commercial paper reached a peak of $339 million during the third quarter of 2025.

•
Credit facility. We have a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of September 30, 2025 and December 31, 2024. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 91bp. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by any two of Moody’s, S&P or Fitch, our facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, we may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of September 30, 2025, we complied with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility was 0.5:1.

•
Long-term debt. In May 2025, we repaid our C$1.4 billion (U.S. $1.0 billion) 2.239% notes upon maturity with cash on hand. In September 2024, we repaid the remaining $242 million balance of our $450 million 3.85% notes upon maturity with cash on hand.

In March 2025, we completed the debt exchange offers that we announced in February 2025. The purpose of the exchange was to optimize our company’s capital structure and align indebtedness to revenue generation. Holders of U.S. dollar denominated notes originally issued by Thomson Reuters Corporation (TRC), the “Old Notes”, were offered the option to receive notes issued by TR Finance LLC (TR Finance), an indirect 100% owned U.S. subsidiary of TRC, the “New Notes”. The results of the exchange are as follows:

Series of notes (millions of U.S. dollars)	Principal amount New Notes issued by TR Finance	Principal amount remaining Old Notes of TRC	Principal amount outstanding notes
3.35% Notes due 2026	441	59	500
5.85% Notes due 2040	453	47	500
4.50% Notes due 2043	84	35	119
5.65% Notes due 2043	337	13	350
5.50% Debentures due 2035	373	27	400
Total	1,688	181	1,869

The New Notes issued by TR Finance have the same interest rate, interest payment dates and maturity date as the applicable series of Old Notes. The New Notes are fully and unconditionally guaranteed as to payment of principal and interest by TRC as well as West Publishing Corporation, Thomson Reuters Applications Inc. and Thomson Reuters (Tax & Accounting) Inc., each of which is an indirect 100% owned U.S. subsidiary of TRC. The three U.S. subsidiary guarantors also guarantee the remaining Old Notes by TRC on the same basis that TRC and the three U.S. subsidiary guarantors guarantee the TR Finance notes.

The exchange was not a debt extinguishment. Accordingly, the transaction did not result in a derecognition of the existing indebtedness. In the nine months ended September 30, 2025, we paid $4 million in solicitation fees to noteholders who participated in the exchange offers. This amount was included in “Other finance income (costs)” within the consolidated income statement. In addition, $8 million of transaction costs were reflected as a reduction in the carrying value of “Long-term indebtedness” within the consolidated statement of financial position. Cash payments for costs and fees of the exchange are reported in “Other financing activities” within the consolidated statement of cash flow.

In March 2025, in connection with the above debt exchange, we filed a new base shelf prospectus pursuant to which TRC and TR Finance may issue unsecured debt securities in an aggregate amount of up to $3.0 billion from time to time through April 2027. Any debt securities issued by TR Finance will be fully and unconditionally guaranteed on an unsecured basis by TRC and the three U.S. subsidiary guarantors described above, which are also indirect 100%-owned and consolidated subsidiaries of TRC. Any debt securities issued by TRC will also be guaranteed by the three U.S. subsidiary guarantors on the same basis as the TR Finance debt securities. Except for TR Finance and the subsidiary guarantors, none of TRC’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance or TRC debt securities. Neither TRC nor TR Finance has issued any debt securities under the prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance and the subsidiary guarantors.

•
Interest rate swaps. In September 2025, we entered fixed-to-floating interest rate swaps totaling $410 million in notional amount. Under these arrangements, we receive a fixed rate of interest and pay a variable rate based on SOFR plus a spread. These swaps are designated as fair value hedges for a portion of each of our $119 million principal amount of 4.50% notes due May 2043 ($80 million hedged) and $350 million principal amount of 5.65% notes due November 2043 ($330 million hedged), covering the remaining term to debt maturity. The swaps were entered as part of our strategy to manage interest rate risk.

In addition, we have credit support agreements with our counterparties under which one party may call on the other party to post cash collateral when the market value of the swaps exceeds specific thresholds, thus limiting credit exposure for the party in a fair value gain position. There was no cash collateral posted or received as of September 30, 2025.

•
Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

In September 2025, Fitch upgraded our long-term debt to a rating of A- from a rating of BBB+ and in May 2025, S&P Global Ratings upgraded our long-term debt to a rating of A- from a rating of BBB+.

The following table sets forth the credit ratings from rating agencies in respect of TRC and TR Finance's outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa1	A-	BBB (high)	A-
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot ensure that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•
Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2025, we announced a 10% or $0.22 per share increase in the annualized dividend rate to $2.38 per common share (beginning with the common share dividend that we paid in March 2025). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2025	2024	2025	2024
Dividends declared per common share	$0.595	$0.54	$1.785	$1.62

Dividends declared	268	243	804	730
Dividends reinvested	(8)	(7)	(25)	(22)
Dividends paid	260	236	779	708

•
Share repurchases – NCIB. We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically executed under a NCIB program, which is approved by the TSX. The current NCIB program allows us to repurchase up to 10 million common shares between August 19, 2025 and August 18, 2026. In August 2025, we announced our intention to repurchase up to $1.0 billion of our common shares. We completed this program in late October 2025, pursuant to which we repurchased a total of 6.0 million common shares.

We may repurchase common shares in open market transactions on the TSX, Nasdaq and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or Nasdaq or under applicable law, including private agreement purchases or share purchase program agreement purchases if we receive, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that we will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Share repurchases (millions of U.S. dollars)	670	-	670	639
Shares repurchased (number in millions)	3.9	-	3.9	4.1
Share repurchases - average price per share	$172.03	-	$172.03	$156.92

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such a plan with our broker on September 4, 2025. In October 2025, we purchased an additional $330 million of our common shares, which included 2.1 million common shares at an average price per share of $155.11.

Financial position

Our net assets, defined as total assets less total liabilities, were $11.8 billion as of September 30, 2025, largely unchanged from $12.0 billion as of December 31, 2024.

As of September 30, 2025, our current liabilities exceeded our current assets by $1.4 billion primarily because our current liabilities includes $1.1 billion of deferred revenue as well as $0.8 billion of current indebtedness.

Deferred revenue arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

With respect to current indebtedness, $0.5 billion relates to term debt, which is due in May 2026, and $0.3 billion relates to outstanding commercial paper. We believe we can refinance these amounts at any time, given our credit facility and access to long-term debt markets, both of which are supported by our strong investment grade credit ratings. We also have over $0.6 billion of cash and cash equivalents, which we could use to repay a portion of the amounts outstanding.

Net debt and leverage ratio of net debt to adjusted EBITDA

	September 30,	December 31,
(millions of U.S. dollars)	2025	2024
Net debt(1)	1,831	1,156
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(1)	2,877	2,779
Net debt / adjusted EBITDA(1)	0.6:1	0.4:1

(1)
Represent non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Our leverage ratio of net debt to adjusted EBITDA was below our maximum leverage ratio of 2.5:1. Net debt increased due to the decrease in cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information). As of September 30, 2025, our total debt position (excluding the associated unamortized transaction costs and premiums or discounts) was $2.2 billion.

The maturity dates for our term debt are well balanced with no significant concentration in any one year. As of September 30, 2025, the average maturity of our debt was approximately eleven years at a weighted-average interest rate of slightly over 5%, including the impact of interest rate swaps.

Off-balance sheet arrangements, commitments and contractual obligations

See the “Guarantees” section of this management’s discussion and analysis below for information on guarantees and other credit support provided by our company to 3 Times Square Associates LLC (3XSQ Associates) in connection with an amended and restated loan facility 3XSQ Associates obtained in May 2025. For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2024 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2025.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against us is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Prior to December 31, 2023, we paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates. We do not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because we believe our position is supported by the weight of law, we intend to vigorously defend our position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that we have sold, the majority are subject to indemnity arrangements under which we have been required to pay additional taxes to HMRC or the indemnity counterparty.

We do not believe that the resolution of these matters will have a material adverse effect on our financial condition taken as a whole. Payments made by us are not a reflection of our view on the merits of the case. As we expect to receive refunds of substantially all of the amounts paid pursuant to these notices of assessment, we have recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in our financial statements.

Guarantees

We have an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of our company and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In May 2025, 3XSQ Associates extended the maturity of its 3-year term loan facility from June 2025 for an additional 2 years to June 2027 and reduced the facility to $385 million from $415 million. The facility was obtained in 2022 to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation.

For additional information, please see the “Risk Factors” section of our 2024 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results”.

We originally communicated our 2025 full-year outlook in February 2025 and last updated it in August 2025 to reflect lower depreciation and amortization of computer software and net interest expense. In November 2025, we reaffirmed our August 2025 updated full-year outlook for all measures. Our total revenue growth and organic revenue growth are trending towards the lower-end of the 3.0% to 3.5% and 7.0% to 7.5% ranges, respectively. The organic revenue growth outlook for our "Big 3" segments remains at approximately 9%.

The following table sets forth our 2025 outlook and our full-year 2024 actual results, which includes non-IFRS financial measures. Our outlook assumes constant currency rates relative to 2024 and does not factor in the impact of any future acquisitions or dispositions that may occur during the remainder of the year.

We believe this type of guidance provides useful insight into the anticipated performance of our business.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact our ability to achieve our outlook.

Total Thomson Reuters	2024 Actual	2025 Outlook 2/6/2025	2025 Outlook 8/6/2025	2025 Outlook 11/4/2025
Revenue growth	7%	3.0 - 3.5%(2)	Unchanged	Unchanged
Organic revenue growth(1)	7%	7.0 - 7.5%	Unchanged	Unchanged
Adjusted EBITDA margin(1)	38.2%	~39%	Unchanged	Unchanged
Corporate costs	$105 million	$120 - $130 million	Unchanged	Unchanged
Free cash flow(1)	$1.8 billion	~$1.9 billion	Unchanged	Unchanged
Accrued capital expenditures as a percentage of revenues(1)	8.4%	~8%	Unchanged	Unchanged
Depreciation and amortization of computer software	$731 million	$835 - $855 million	$825 - $835 million	Unchanged
Depreciation and amortization of internally developed software	$584 million	$635 - $655 million	$625 - $635 million	Unchanged
Amortization of acquired software	$147 million	~$200 million	Unchanged	Unchanged
Net interest expense	$125 million	~$150 million	~$130 million	Unchanged
Effective tax rate on adjusted earnings(1)	17.6%	~19%	Unchanged	Unchanged

“Big 3” Segments(1)	2024 Actual	2025 Outlook 2/6/2025	2025 Outlook 8/6/2025	2025 Outlook 11/4/2025
Revenue growth	8%	~4%(2)	Unchanged	Unchanged
Organic revenue growth	9%	~ 9%	Unchanged	Unchanged
Adjusted EBITDA margin	42.1%	~43%	Unchanged	Unchanged

(1)
Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.
(2)
Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

We expect our fourth-quarter 2025 organic revenue growth to be approximately 7%, including approximately 9% organic revenue growth for the "Big 3" segments, and our adjusted EBITDA margin to be approximately 39%.

Updated 2026 Financial Framework

In November 2025, we updated our full-year 2026 financial framework provided on February 6, 2025. We now expect adjusted EBITDA margin expansion of approximately 100bp, up from the prior view of 50bp or more, and also expect free cash flow of approximately $2.1 billion, which is the high end of the prior $2.0 to $2.1 billion range.

All other measures in the 2026 financial framework remain unchanged from those announced on February 6, 2025. We continue to target an organic revenue growth range of 7.5% to 8.0%, driven by an approximately 9.5% organic growth rate for the "Big 3" segments. We anticipate accrued capital expenditures as a percentage of revenues to be approximately 8%, and an effective tax rate of approximately 19%.

The updated financial framework assumes constant currency rates relative to 2024 and does not factor in the impact of any future acquisitions or dispositions that may occur during this time horizon.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our 2025 financial outlook and 2026 financial framework.

Revenues
Material assumptions	Material risks
•
Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility
•
Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity
•
Continued ability to deliver innovative products that meet evolving customer demands
•
Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives
•
Improvement in customer retention through commercial simplification efforts and customer service improvements

•
Ongoing geopolitical and macroeconomic uncertainty continue to impact the global economy. The severity and duration of this uncertainty could lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)
•
Uncertainty in the legal regulatory regime relating to AI. Potential future legislation may make it harder for us to conduct business using AI, lead to regulatory fines or penalties, require us to change product offerings or business practices, or prevent or limit our use of AI
•
Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives
•
Competitive pricing actions and product innovation could impact our revenues
•
Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks
• Our ability to achieve revenue growth targets • Business mix continues to shift to higher-growth product offerings • Integration expenses associated with recent acquisitions will reduce margins
•
Same as the risks above related to the revenue outlook
•
Higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials
•
Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks
• Our ability to achieve our revenue and adjusted EBITDA margin targets • Accrued capital expenditures expected to approximate 8% of revenues in 2025 and 2026
•
Same as the risks above related to the revenue and adjusted EBITDA margin outlook
•
A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us
•
Accrued capital expenditures may be higher than currently expected
•
The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks
•
Our ability to achieve our adjusted EBITDA target
•
The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2024 does not significantly change in 2025 or 2026
•
Minimal changes in currently enacted tax laws and treaties within the jurisdictions where we operate
•
No significant charges or benefits from the finalization of prior tax years
•
Depreciation and amortization of internally developed computer software of $625 - $635 million in 2025
•
Net interest expense of approximately $130 million in 2025

•
Same as the risks above related to adjusted EBITDA
•
A material change in the geographical mix of our pre-tax profits and losses
•
A material change in current tax laws or treaties to which we are subject, and did not expect
•
Depreciation and amortization of internally developed computer software as well as net interest expense may be significantly higher or lower than expected

Our outlook and financial framework contain various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of our outlook and financial framework only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of November 3, 2025, our principal shareholder, Woodbridge (together with its affiliates), beneficially owned approximately 70% of our common shares.

Transactions with 3XSQ Associates

In the nine months ended September 30, 2025, we contributed $5 million in cash pursuant to a capital call and made an $18 million in-kind contribution representing the fair value of guarantees provided in connection with a $385 million loan facility obtained by 3XSQ Associates (see the "Guarantees" section of this management’s discussion and analysis for additional information).

Except for the above transactions, there were no new significant related party transactions during the first nine months of 2025. Refer to the “Related Party Transactions” section of our 2024 annual management’s discussion and analysis, which is contained in our 2024 annual report, as well as note 32 of our 2024 annual consolidated financial statements for information regarding related party transactions.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2024 annual management’s discussion and analysis, which is contained in our 2024 annual report, as well as note 1 of our consolidated interim financial statements for the three and nine months ended September 30, 2025, for information regarding changes in accounting policies and recent accounting pronouncements.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2024 annual management’s discussion and analysis, which is contained in our 2024 annual report, for additional information. Since the date of our 2024 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop, among other factors. While we are closely monitoring these conditions to assess potential impacts on our businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There was no change in our internal control over financial reporting during the third quarter of 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of November 3, 2025, we had outstanding 444,842,487 common shares, 6,000,000 Series II preference shares, 1,235,919 stock options and a total of 1,357,256 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2024 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR+ at sedarplus.ca and in the United States with the SEC at sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the 2025 business outlook, the 2026 financial framework, the Company’s expectations regarding the impact of tax legislation in Canada and the U.S., statements related to the Company’s intentions to target a dividend payout ratio of between 50% to 60% of its free cash flow, to return at least 75% of free cash flow annually in the form of dividends and share repurchases, as well as its target to earn a ROIC that is double or more of its weighted-average cost of capital over time, the Company’s expectations regarding refunds on amounts paid to HMRC, and other expectations regarding its liquidity and capital resources including its ability to refinance its current debt obligations. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the Company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2024 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. SEC. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company's business outlook and financial framework are based on information currently available to the Company and are based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business outlook and financial framework for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. We modified our definition of net debt to account for interest rate swap arrangements entered into during the third quarter of 2025. The change did not have a material impact on our calculation of net debt.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings from continuing operations
Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted EPS
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Our effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Tax (expense) benefit

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total debt, plus related hedging instruments and collateral balances, along with lease liabilities, excluding unamortized transaction costs and any premiums or discounts on debt, minus cash and cash equivalents. We exclude specific hedging components to reflect the net cash outflow upon debt maturity.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to manage risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. Since we plan to hold our debt and related hedges until maturity, the net debt calculation is adjusted to reflect the net cash outflow at maturity, after deducting cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal maximum leverage ratio and is more conservative than the maximum ratio allowed under the contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure
Free cash flow
Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•
Revenues
•
Operating expenses

 Non-IFRS Measures and ratios:

•
Adjusted EBITDA and adjusted EBITDA margin
•
Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency” or excluding the effects of currency), which is determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

•
For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.
•
For dispositions, we calculate organic growth only for the time we owned the business in the current period, compared to the same period in the prior year.
	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues
“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprise approximately 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Appendix B

This appendix provides reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measure for the three and nine months ended September 30, 2025 and 2024, and year ended December 31, 2024.

Rounding

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2025	2024	2025	2024	2024
Earnings from continuing operations	428	277	1,150	1,585	2,192
Adjustments to remove:
Tax expense (benefit)	121	77	265	(258)	(123)
Other finance (income) costs	(7)	32	51	8	(45)
Net interest expense	38	21	103	97	125
Amortization of other identifiable intangible assets	24	21	73	69	91
Amortization of computer software	182	151	534	458	618
Depreciation	28	30	83	87	113
EBITDA	814	609	2,259	2,046	2,971
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	13	8	23	(45)	(40)
Other operating (gains) losses, net	(160)	(10)	(162)	60	(144)
Fair value adjustments(1)	5	2	39	-	(8)
Adjusted EBITDA	672	609	2,159	2,061	2,779
Deduct: Accrued capital expenditures	(165)	(155)	(460)	(437)	(609)
Adjusted EBITDA less accrued capital expenditures	507	454	1,699	1,624	2,170
Adjusted EBITDA margin	37.7%	35.3%	39.3%	38.5%	38.2%
Adjusted EBITDA less accrued capital expenditures margin	28.4%	26.2%	31.0%	30.3%	29.9%

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2025	2024	2025	2024	2024
Capital expenditures	162	149	476	446	607
Remove: IFRS adjustment to cash basis	3	6	(16)	(9)	2
Accrued capital expenditures	165	155	460	437	609
Accrued capital expenditures as a percentage of revenues	n/a	n/a	n/a	n/a	8.4%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars, except per share amounts and share data)	2025	2024	2025	2024	2024
Net earnings	423	301	1,170	1,620	2,207
Adjustments to remove:
Fair value adjustments(1)	5	2	39	-	(8)
Amortization of acquired computer software	52	34	153	109	147
Amortization of other identifiable intangible assets	24	21	73	69	91
Other operating (gains) losses, net	(160)	(10)	(162)	60	(144)
Other finance (income) costs	(7)	32	51	8	(45)
Share of post-tax losses (earnings) in equity method investments	13	8	23	(45)	(40)
Tax on above items(2)	16	(5)	(30)	(45)	(9)
Tax items impacting comparability(2)	11	(2)	(9)	(483)	(478)
Loss (earnings) from discontinued operations, net of tax	5	(24)	(20)	(35)	(15)
Interim period effective tax rate normalization(2)	2	3	(2)	(7)	-
Dividends declared on preference shares	(1)	(1)	(3)	(4)	(5)
Adjusted earnings(3)	383	359	1,283	1,247	1,701
Adjusted EPS(3)	$0.85	$0.80	$2.85	$2.76	$3.77
Diluted weighted-average common shares (millions)	450.3	450.5	450.8	451.4	451.2

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.
(2)
For three and nine months ended September 30, 2025 and 2024, see the “Results of Operations - Tax expense (benefit)” section of this management’s discussion and analysis for additional information.
(3)
The adjusted earnings impact of non-controlling interests, which was applicable to the nine months ended September 30, 2024 and year ended December 31, 2024, was not material.

Reconciliation of full-year effective tax rate on adjusted earnings

Year ended December 31,
(millions of U.S. dollars)	2024
Adjusted earnings	1,701
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	364
Pre-tax adjusted earnings	2,070

IFRS tax benefit	(123)
Remove tax related to:
Amortization of acquired computer software	33
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(7)
Other finance income	19
Other operating gains, net	(56)
Other items	(2)
Subtotal - Remove tax benefit on pre-tax items removed from adjusted earnings	9
Remove: Tax items impacting comparability	478
Total - Remove all items impacting comparability	487
Tax expense on adjusted earnings	364
Effective tax rate on adjusted earnings	17.6%

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2025	2024	2025	2024	2024
Net cash provided by operating activities	704	756	1,895	1,893	2,457
Capital expenditures	(162)	(149)	(476)	(446)	(607)
Other investing activities	-	-	1	6	46
Payments of lease principal	(15)	(15)	(48)	(46)	(63)
Dividends paid on preference shares	(1)	(1)	(3)	(4)	(5)
Free cash flow	526	591	1,369	1,403	1,828

Reconciliation of net debt and leverage ratio of net debt to adjusted EBITDA

	September 30,	December 31,
(millions of U.S. dollars)	2025	2024
Current indebtedness	838	973
Long-term indebtedness	1,338	1,847
Total debt	2,176	2,820
Swaps	8	21
Total debt after swaps	2,184	2,841
Remove fair value adjustments for hedges	(2)	5
Total debt after hedging arrangements	2,182	2,846
Remove transaction costs, premiums or discounts, included in the carrying value of debt	27	22
Add: Lease liabilities (current and non-current)	240	256
Less: Cash and cash equivalents	(618)	(1,968)
Net debt	1,831	1,156
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	2,877	2,779
Net debt/adjusted EBITDA	0.6:1	0.4:1

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/disposals (organic basis)

	Three months ended September 30,
			Change
(millions of U.S. dollars)	2025	2024	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ (Disposals)	Organic
Revenues
Legal Professionals	728	745	(2%)	-	(2%)	(11%)	9%
Corporates	478	437	10%	1%	9%	-	9%
Tax & Accounting Professionals	251	221	13%	(2%)	15%	5%	10%
"Big 3" Segments Combined	1,457	1,403	4%	-	4%	(5%)	9%
Reuters News	207	199	4%	1%	4%	1%	3%
Global Print	124	128	(4%)	-	(4%)	-	(4%)
Eliminations/Rounding	(6)	(6)
Total Revenues	1,782	1,724	3%	-	3%	(4%)	7%
Recurring Revenues
Legal Professionals	709	721	(2%)	-	(2%)	(11%)	9%
Corporates	423	390	8%	1%	8%	(2%)	9%
Tax & Accounting Professionals	183	170	7%	(2%)	9%	-	9%
"Big 3" Segments Combined	1,315	1,281	3%	-	3%	(7%)	9%
Reuters News	178	167	7%	-	7%	1%	6%
Eliminations/Rounding	(6)	(6)
Total Recurring Revenues	1,487	1,442	3%	-	3%	(6%)	9%
Transactions Revenues
Legal Professionals	19	24	(21%)	1%	(22%)	(25%)	3%
Corporates	55	47	18%	-	19%	14%	5%
Tax & Accounting Professionals	68	51	35%	(1%)	36%	24%	12%
"Big 3" Segments Combined	142	122	18%	-	18%	10%	8%
Reuters News	29	32	(11%)	1%	(13%)	1%	(14%)
Total Transactions Revenues	171	154	12%	-	11%	8%	4%

	Nine months ended September 30,
			Change
(millions of U.S. dollars)	2025	2024	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ (Disposals)	Organic
Revenues
Legal Professionals	2,130	2,193	(3%)	-	(3%)	(11%)	8%
Corporates	1,491	1,386	8%	-	8%	(1%)	9%
Tax & Accounting Professionals	888	799	11%	(2%)	13%	3%	11%
"Big 3" Segments Combined	4,509	4,378	3%	-	3%	(6%)	9%
Reuters News	621	614	1%	1%	1%	-	-
Global Print	354	375	(6%)	-	(5%)	-	(5%)
Eliminations/Rounding	(17)	(18)
Total Revenues	5,467	5,349	2%	-	2%	(4%)	7%
Recurring Revenues
Legal Professionals	2,073	2,121	(2%)	-	(2%)	(11%)	9%
Corporates	1,236	1,142	8%	-	8%	(2%)	10%
Tax & Accounting Professionals	580	548	6%	(3%)	9%	-	9%
"Big 3" Segments Combined	3,889	3,811	2%	-	2%	(7%)	9%
Reuters News	529	495	7%	-	7%	-	6%
Eliminations/Rounding	(17)	(18)
Total Recurring Revenues	4,401	4,288	3%	-	3%	(6%)	9%
Transactions Revenues
Legal Professionals	57	72	(21%)	1%	(22%)	(19%)	(3%)
Corporates	255	244	5%	-	5%	-	5%
Tax & Accounting Professionals	308	251	23%	(1%)	23%	9%	14%
"Big 3" Segments Combined	620	567	9%	-	9%	1%	9%
Reuters News	92	119	(23%)	2%	(24%)	-	(25%)
Total Transactions Revenues	712	686	4%	-	4%	1%	3%

	Year ended December 31,
			Change
(millions of U.S. dollars)	2024	2023	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ (Disposals)	Organic
Revenues
Legal Professionals	2,922	2,807	4%	-	4%	(3%)	7%
Corporates	1,844	1,620	14%	-	14%	4%	10%
Tax & Accounting Professionals	1,165	1,058	10%	(1%)	11%	1%	10%
"Big 3" Segments Combined	5,931	5,485	8%	-	8%	-	9%
Reuters News	832	769	8%	-	8%	2%	6%
Global Print	519	562	(8%)	-	(7%)	-	(7%)
Eliminations/Rounding	(24)	(22)
Total Revenues	7,258	6,794	7%	-	7%	-	7%

Reconciliation of changes in adjusted EBITDA and the related margin, consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts)	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	354	334	6%	1%	5%
Corporates	174	162	8%	1%	7%
Tax & Accounting Professionals	78	59	32%	-	33%
"Big 3" Segments Combined	606	555	9%	1%	8%
Reuters News	42	40	1%	-	2%
Global Print	46	43	8%	2%	6%
Corporate costs	(22)	(29)	n/a	n/a	n/a
Total Adjusted EBITDA	672	609	10%	1%	9%
Adjusted EBITDA Margin
Legal Professionals	48.7%	44.9%	380bp	50bp	330bp
Corporates	36.5%	36.8%	(30)bp	20bp	(50)bp
Tax & Accounting Professionals	31.2%	26.8%	440bp	30bp	410bp
"Big 3" Segments Combined	41.7%	39.5%	220bp	40bp	180bp
Reuters News	19.9%	20.4%	(50)bp	(20)bp	(30)bp
Global Print	37.1%	33.1%	400bp	70bp	330bp
Total Adjusted EBITDA Margin	37.7%	35.3%	240bp	20bp	220bp
Operating expenses	1,115	1,117	-	-	-
Adjusted EPS	$0.85	$0.80	6%	1%	5%

	Nine months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts)	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	1,029	1,003	3%	1%	2%
Corporates	556	518	7%	1%	7%
Tax & Accounting Professionals	401	331	21%	(1%)	22%
"Big 3" Segments Combined	1,986	1,852	7%	1%	7%
Reuters News	126	151	(17%)	1%	(17%)
Global Print	131	133	(2%)	1%	(2%)
Corporate costs	(84)	(75)	n/a	n/a	n/a
Total Adjusted EBITDA	2,159	2,061	5%	-	4%
Adjusted EBITDA Margin
Legal Professionals	48.3%	45.7%	260bp	50bp	210bp
Corporates	37.3%	37.2%	10bp	20bp	(10)bp
Tax & Accounting Professionals	44.2%	41.5%	270bp	40bp	230bp
"Big 3" Segments Combined	43.9%	42.3%	160bp	40bp	120bp
Reuters News	20.2%	24.6%	(440)bp	-	(440)bp
Global Print	37.0%	35.5%	150bp	40bp	110bp
Total Adjusted EBITDA Margin	39.3%	38.5%	80bp	10bp	70bp
Operating expenses	3,347	3,288	2%	-	2%
Adjusted EPS	$2.85	$2.76	3%	-	3%

“Big 3” segments and consolidated adjusted EBITDA and the related margins

Year ended December 31,
(millions of U.S. dollars)	2024
Adjusted EBITDA
Legal Professionals	1,302
Corporates	671
Tax & Accounting Professionals	527
"Big 3" Segments Combined	2,500
Reuters News	196
Global Print	188
Corporate costs	(105)
Total Adjusted EBITDA	2,779

"Big 3" Segments Combined
Adjusted EBITDA	2,500
Revenues, excluding $7 million of fair value adjustments to acquired deferred revenue	5,938
Adjusted EBITDA margin	42.1%

Consolidated
Adjusted EBITDA	2,779
Revenues, excluding $9 million of fair value adjustments to acquired deferred revenue	7,267
Adjusted EBITDA margin	38.2%

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

	Three months ended September 30, 2025
(millions of U.S. dollars)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin
Legal Professionals	728	-	728	354	48.7%
Corporates	478	-	478	174	36.5%
Tax & Accounting Professionals	251	-	251	78	31.2%
"Big 3" Segments Combined	1,457	-	1,457	606	41.7%
Reuters News	207	-	207	42	19.9%
Global Print	124	-	124	46	37.1%
Eliminations/Rounding	(6)	-	(6)	-	n/a
Corporate costs	-	-	-	(22)	n/a
Consolidated totals	1,782	-	1,782	672	37.7%

	Three months ended September 30, 2024
(millions of U.S. dollars)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin
Legal Professionals	745	-	745	334	44.9%
Corporates	437	2	439	162	36.8%
Tax & Accounting Professionals	221	-	221	59	26.8%
"Big 3" Segments Combined	1,403	2	1,405	555	39.5%
Reuters News	199	-	199	40	20.4%
Global Print	128	-	128	43	33.1%
Eliminations/Rounding	(6)	-	(6)	-	n/a
Corporate costs	-	-	-	(29)	n/a
Consolidated totals	1,724	2	1,726	609	35.3%

	Nine months ended September 30, 2025
(millions of U.S. dollars)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin
Legal Professionals	2,130	-	2,130	1,029	48.3%
Corporates	1,491	-	1,491	556	37.3%
Tax & Accounting Professionals	888	20	908	401	44.2%
"Big 3" Segments Combined	4,509	20	4,529	1,986	43.9%
Reuters News	621	-	621	126	20.2%
Global Print	354	-	354	131	37.0%
Eliminations/Rounding	(17)	-	(17)	-	n/a
Corporate costs	-	-	-	(84)	n/a
Consolidated totals	5,467	20	5,487	2,159	39.3%

	Nine months ended September 30, 2024
(millions of U.S. dollars)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin
Legal Professionals	2,193	1	2,194	1,003	45.7%
Corporates	1,386	6	1,392	518	37.2%
Tax & Accounting Professionals	799	-	799	331	41.5%
"Big 3" Segments Combined	4,378	7	4,385	1,852	42.3%
Reuters News	614	1	615	151	24.6%
Global Print	375	-	375	133	35.5%
Eliminations/Rounding	(18)	-	(18)	-	n/a
Corporate costs	-	-	-	(75)	n/a
Consolidated totals	5,349	8	5,357	2,061	38.5%

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended
(millions of U.S. dollars, except per share amounts)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Revenues	1,782	1,785	1,900	1,909	1,724	1,740	1,885	1,815
Operating profit	593	436	563	722	415	415	557	558
Earnings from continuing operations	428	297	425	607	277	844	464	650
(Loss) earnings from discontinued operations, net of tax	(5)	16	9	(20)	24	(3)	14	28
Net earnings	423	313	434	587	301	841	478	678
Earnings (loss) attributable to:
Common shareholders	423	313	434	587	301	841	481	678
Non-controlling interests	-	-	-	-	-	-	(3)	-

Basic earnings (loss) per share
From continuing operations	$0.95	$0.66	$0.94	$1.35	$0.61	$1.87	$1.03	$1.43
From discontinued operations	(0.01)	0.03	0.02	(0.05)	0.06	(0.01)	0.03	0.06
	$0.94	$0.69	$0.96	$1.30	$0.67	$1.86	$1.06	$1.49
Diluted earnings (loss) per share
From continuing operations	$0.95	$0.66	$0.94	$1.34	$0.61	$1.87	$1.03	$1.43
From discontinued operations	(0.01)	0.03	0.02	(0.04)	0.06	(0.01)	0.03	0.06
	$0.94	$0.69	$0.96	$1.30	$0.67	$1.86	$1.06	$1.49

Revenues - Our firmwide revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in our Tax & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues. Our first-quarter 2025 and fourth quarter 2024 revenues reflected growth in recurring revenues and the remaining comparable quarters reflected growth in both recurring and transactions revenues, including acquisitions. These revenue increases were partly offset by disposals, primarily FindLaw in December 2024.

Operating profit - Our operating profit does not tend to be significantly impacted by seasonality. As most of our operating expenses are fixed over the short-to-medium term, we generally become more profitable when our revenues increase. When our revenues decline, we generally become less profitable. The increase in operating profit in third quarter of 2025 reflected an other operating gain on the sale of our remaining minority equity interest in the Elite business and the fourth quarter of 2024 reflected the gains on sales of FindLaw and other non-core businesses.

Net earnings – Net earnings in the third quarter of 2025 reflected a gain on sale of our remaining equity interest in Elite, and the fourth quarter of 2024 included a gain on sale of FindLaw. The second quarter of 2024 included a $468 million tax benefit from the recognition of a deferred tax asset relating to tax legislation enacted in Canada. The fourth quarter of 2023 reflected an approximately $270 million increase in the value of our former investment in LSEG.

Appendix D

Subsidiary Issuer and Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Subsidiary Guarantors), of any debt securities issued by TR Finance LLC (referred to as the Subsidiary Issuer) under a trust indenture dated as of March 20, 2025, entered into between Thomson Reuters Corporation, TR Finance LLC, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas, and the full and unconditional guarantee by the Subsidiary Guarantors of certain outstanding debt securities issued by Thomson Reuters Corporation under a second amended and restated trust indenture dated as of March 20, 2025, entered into between Thomson Reuters Corporation, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas, and any debt securities issued by Thomson Reuters Corporation under a trust indenture to be entered into between Thomson Reuters Corporation, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas in connection with any future offering of debt securities issued by Thomson Reuters Corporation and guaranteed by the Subsidiary Guarantors. Guarantees by the Subsidiary Guarantors may be subject to customary release provisions in connection with a merger, consolidation or sale of assets.

TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation. TR Finance LLC is a financing vehicle for Thomson Reuters Corporation and its consolidated subsidiaries. TR Finance LLC has no independent operations, other than raising debt for use by Thomson Reuters, hedging such debt when appropriate and on-lending funds to companies in the Thomson Reuters group. In connection with each issuance of debt securities by TR Finance LLC to date, TR Finance LLC has loaned the proceeds thereof to, and in connection with each future issuance of debt securities by TR Finance LLC, TR Finance LLC expects that the proceeds thereof will be loaned to the Subsidiary Guarantors, and/or U.S. affiliates that are direct or indirect shareholders of the Subsidiary Guarantors. TR Finance LLC expects to be able to pay interest, premiums, operating expenses and to meet its debt obligations using interest income from the affiliate loans and will be further supported by guarantees provided by the Subsidiary Guarantors and Thomson Reuters Corporation. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations depends upon the ability of the Subsidiary Guarantors and/or such other U.S. affiliates to pay interest and meet debt obligations under the affiliate loans and upon the credit support of the Subsidiary Guarantors and Thomson Reuters Corporation. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

•
Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
•
Subsidiary Issuer – TR Finance LLC
•
Subsidiary Guarantors on a combined basis
•
Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC or Thomson Reuters Corporation debt securities
•
Eliminations – Consolidating adjustments
•
Thomson Reuters on a consolidated basis

The Subsidiary Guarantors referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

•
Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
•
Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
•
West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Subsidiary Guarantors and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for subsidiary issuer and guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2025, our 2024 annual consolidated financial statements, as well as our 2024 annual management’s discussion and analysis included in our 2024 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The following supplemental financial information is also being provided in accordance with Article 13 of Regulation S-X.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended September 30, 2025
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	321	1,512	(51)	1,782
Operating expenses	-	-	(211)	(955)	51	(1,115)
Depreciation	-	-	(8)	(20)	-	(28)
Amortization of computer software	-	-	(15)	(167)	-	(182)
Amortization of other identifiable intangible assets	-	-	(11)	(13)	-	(24)
Other operating gains, net	-	-	54	106	-	160
Operating profit	-	-	130	463	-	593
Finance (costs) income, net:
Net interest expense	(4)	(21)	-	(13)	-	(38)
Other finance income (costs)	33	(2)	-	(24)	-	7
Intercompany net interest income (expense)	24	23	(10)	(37)	-	-
Income before tax and equity method investments	53	-	120	389	-	562
Share of post-tax losses in equity method investments	-	-	-	(13)	-	(13)
Share of post-tax earnings in subsidiaries	375	-	100	104	(579)	-
Tax expense	(5)	-	(16)	(100)	-	(121)
Earnings from continuing operations	423	-	204	380	(579)	428
Loss from discontinued operations, net of tax	-	-	-	(5)	-	(5)
Net earnings	423	-	204	375	(579)	423
Earnings attributable to:
Common shareholders	423	-	204	375	(579)	423
Non-controlling interests	-	-	-	-	-	-

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended September 30, 2024
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	464	1,286	(26)	1,724
Operating expenses	(4)	-	(351)	(788)	26	(1,117)
Depreciation	-	-	(11)	(19)	-	(30)
Amortization of computer software	-	-	(4)	(147)	-	(151)
Amortization of other identifiable intangible assets	-	-	(10)	(11)	-	(21)
Other operating (losses) gains, net	(1)	-	5	6	-	10
Operating (loss) profit	(5)	-	93	327	-	415
Finance (costs) income, net:
Net interest (expense) income	(33)	-	3	9	-	(21)
Other finance income (costs)	57	-	-	(89)	-	(32)
Intercompany net interest income (expense)	32	-	(15)	(17)	-	-
Income before tax and equity method investments	51	-	81	230	-	362
Share of post-tax losses in equity method investments	-	-	-	(8)	-	(8)
Share of post-tax earnings (losses) in subsidiaries	246	-	(1)	61	(306)	-
Tax benefit (expense)	4	-	(20)	(61)	-	(77)
Earnings from continuing operations	301	-	60	222	(306)	277
Earnings from discontinued operations, net of tax	-	-	-	24	-	24
Net earnings	301	-	60	246	(306)	301
Earnings attributable to:
Common shareholders	301	-	60	246	(306)	301
Non-controlling interests	-	-	-	-	-	-

CONDENSED CONSOLIDATING INCOME STATEMENT

	Nine months ended September 30, 2025
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	1,010	4,661	(204)	5,467
Operating expenses	(10)	-	(667)	(2,874)	204	(3,347)
Depreciation	-	-	(22)	(61)	-	(83)
Amortization of computer software	-	-	(29)	(505)	-	(534)
Amortization of other identifiable intangible assets	-	-	(32)	(41)	-	(73)
Other operating gains, net	-	-	63	110	(11)	162
Operating (loss) profit	(10)	-	323	1,290	(11)	1,592
Finance (costs) income, net:
Net interest (expense) income	(36)	(46)	2	(23)	-	(103)
Other finance costs	(51)	(2)	-	(30)	32	(51)
Intercompany net interest income (expense)	79	48	(34)	(93)	-	-
(Loss) income before tax and equity method investments	(18)	-	291	1,144	21	1,438
Share of post-tax losses in equity method investments	-	-	-	(23)	-	(23)
Share of post-tax earnings in subsidiaries	1,179	-	115	234	(1,528)	-
Tax benefit (expense)	9	-	(57)	(209)	(8)	(265)
Earnings from continuing operations	1,170	-	349	1,146	(1,515)	1,150
Earnings from discontinued operations, net of tax	-	-	-	20	-	20
Net earnings	1,170	-	349	1,166	(1,515)	1,170
Earnings attributable to:
Common shareholders	1,170	-	349	1,166	(1,515)	1,170
Non-controlling interests	-	-	-	-	-	-

CONDENSED CONSOLIDATING INCOME STATEMENT

	Nine months ended September 30, 2024
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	1,500	4,214	(365)	5,349
Operating expenses	(13)	-	(1,104)	(2,536)	365	(3,288)
Depreciation	-	-	(29)	(58)	-	(87)
Amortization of computer software	-	-	(12)	(446)	-	(458)
Amortization of other identifiable intangible assets	-	-	(30)	(39)	-	(69)
Other operating losses, net	(1)	-	(22)	(37)	-	(60)
Operating (loss) profit	(14)	-	303	1,098	-	1,387
Finance (costs) income, net:
Net interest (expense) income	(106)	-	4	5	-	(97)
Other finance (costs) income	(32)	-	1	23	-	(8)
Intercompany net interest income (expense)	92	-	(45)	(47)	-	-
(Loss) income before tax and equity method investments	(60)	-	263	1,079	-	1,282
Share of post-tax earnings in equity method investments	-	-	-	45	-	45
Share of post-tax earnings (losses) in subsidiaries	1,461	-	(2)	199	(1,658)	-
Tax benefit (expense)	219	-	(64)	103	-	258
Earnings from continuing operations	1,620	-	197	1,426	(1,658)	1,585
Earnings from discontinued operations, net of tax	-	-	-	35	-	35
Net earnings	1,620	-	197	1,461	(1,658)	1,620
Earnings (losses) attributable to:
Common shareholders	1,620	-	197	1,464	(1,658)	1,623
Non-controlling interests	-	-	-	(3)	-	(3)

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	September 30, 2025
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	6	-	90	522	-	618
Trade and other receivables	-	-	190	863	-	1,053
Intercompany receivables	1,065	477	552	2,794	(4,888)	-
Other financial assets	-	-	60	27	-	87
Prepaid expenses and other current assets	-	-	168	260	-	428
Current assets	1,071	477	1,060	4,466	(4,888)	2,186
Property and equipment, net	-	-	143	214	-	357
Computer software, net	-	-	165	1,515	-	1,680
Other identifiable intangible assets, net	-	-	963	2,164	-	3,127
Goodwill	-	-	4,422	3,487	-	7,909
Equity method investments	-	-	-	203	-	203
Other financial assets	135	-	1	306	-	442
Other non-current assets	-	-	81	548	-	629
Intercompany receivables	-	1,267	2	-	(1,269)	-
Investments in subsidiaries	13,707	-	314	4,948	(18,969)	-
Deferred tax	250	-	-	1,067	-	1,317
Total assets	15,163	1,744	7,151	18,918	(25,126)	17,850

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	398	440	-	-	-	838
Payables, accruals and provisions	32	28	230	657	-	947
Current tax liabilities	-	-	-	216	-	216
Deferred revenue	-	-	238	894	-	1,132
Intercompany payables	2,518	18	283	2,069	(4,888)	-
Other financial liabilities	330	-	13	85	-	428
Current liabilities	3,278	486	764	3,921	(4,888)	3,561
Long-term indebtedness	119	1,250	-	-	(31)	1,338
Provisions and other non-current liabilities	5	-	4	666	-	675
Other financial liabilities	-	8	73	125	-	206
Intercompany payables	-	-	778	491	(1,269)	-
Deferred tax	-	-	270	31	8	309
Total liabilities	3,402	1,744	1,889	5,234	(6,180)	6,089
Equity
Total equity	11,761	-	5,262	13,684	(18,946)	11,761
Total liabilities and equity	15,163	1,744	7,151	18,918	(25,126)	17,850

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2024
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	14	-	230	1,724	-	1,968
Trade and other receivables	-	-	257	830	-	1,087
Intercompany receivables	1,032	-	505	1,674	(3,211)	-
Other financial assets	-	-	23	12	-	35
Prepaid expenses and other current assets	-	-	170	230	-	400
Current assets	1,046	-	1,185	4,470	(3,211)	3,490
Property and equipment, net	-	-	158	228	-	386
Computer software, net	-	-	34	1,419	-	1,453
Other identifiable intangible assets, net	-	-	981	2,153	-	3,134
Goodwill	-	-	3,727	3,535	-	7,262
Equity method investments	-	-	-	269	-	269
Other financial assets	82	-	46	314	-	442
Other non-current assets	-	-	105	520	-	625
Intercompany receivables	160	-	2	778	(940)	-
Investments in subsidiaries	14,584	-	465	4,041	(19,090)	-
Deferred tax	243	-	-	1,133	-	1,376
Total assets	16,115	-	6,703	18,860	(23,241)	18,437

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	973	-	-	-	-	973
Payables, accruals and provisions	52	-	276	763	-	1,091
Current tax liabilities	-	-	-	197	-	197
Deferred revenue	-	-	350	712	-	1,062
Intercompany payables	1,214	-	461	1,536	(3,211)	-
Other financial liabilities	20	-	11	82	-	113
Current liabilities	2,259	-	1,098	3,290	(3,211)	3,436
Long-term indebtedness	1,847	-	-	-	-	1,847
Provisions and other non-current liabilities	3	-	4	668	-	675
Other financial liabilities	-	-	80	152	-	232
Intercompany payables	-	-	778	162	(940)	-
Deferred tax	-	-	237	4	-	241
Total liabilities	4,109	-	2,197	4,276	(4,151)	6,431
Equity
Total equity	12,006	-	4,506	14,584	(19,090)	12,006
Total liabilities and equity	16,115	-	6,703	18,860	(23,241)	18,437